SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT



        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                   For the Fiscal Year Ended December 31, 1998


         A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                                  COMARCO, Inc.
                           SAVINGS AND RETIREMENT PLAN


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  COMARCO, Inc.
                            Bentall Executive Centre
                       1551 North Tustin Avenue, Suite 840
                               Santa Ana, CA 92705

                                  COMARCO, INC.


                           SAVINGS AND RETIREMENT PLAN


                              FINANCIAL STATEMENTS
                       (Including Supplemental Schedules)

                           December 31, 1998 and 1997



                   (With Independent Auditors' Report Thereon)

                                 COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN



                          INDEX TO Financial Statements
                           AND SUPPLEMENTAL SCHEDULES



                                                                       Page
                                                                       ----

  Independent Auditors' Report                                          4

  Statements of Net Assets Available for Plan Benefits
    as of December 31, 1998 and 1997                                    5

  Statements of Changes in Net Assets Available for Plan
    Benefits for the Years Ended December 31, 1998, 1997 and 1996       6

  Notes to Financial Statements                                         7



  SUPPLEMENTAL SCHEDULES

  Schedule 1 - Item 27a - Schedule of Assets Held for Investment
               Purposes As of December 31, 1998                        14
  Schedule 2 - Item 27d- Schedule of Reportable Transactions
               Year Ended December 31, 1998                            15


The additional schedules required under the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor are not presented because they are not applicable or are not a required disclosure.

                          INDEPENDENT AUDITORS' REPORT

     The Board of Directors
     COMARCO, Inc.:

     We have audited the accompanying statements of net assets available for plan benefits of the COMARCO, Inc. Savings and Retirement Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

     Our audits of the Plan's financial statements as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998 were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes, Loans or Fixed Income Obligations and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.










     McLean, Virginia
     May 14, 1999

                                  COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           December 31, 1998 and 1997



                                                                  1998                    1997
                                                                  ----                    ----
     ASSETS

     Cash and cash equivalents (Note 3)                    $    116,000             $      19,000

     Investment in 187,000 shares in 1998 and
     193,000 shares in 1997 of COMARCO common
     stock, at fair value  (Note 3)                            4,489,000                4,247,000

     Investment in mutual funds, at fair value (Note 3)
          CGCM Small Cap Growth Fund                           2,972,000                2,623,000
          CGCM Large Cap Growth Fund                           3,993,000                2,760,000
          CGCM Large Cap Value Fund                            3,249,000                3,031,000
          CGCM International Fund                              1,506,000                1,258,000
          CGCM Long Term Bond                                  1,002,000                1,006,000
          CGCM Stable Value Fund                               3,756,000                2,944,000
          CGCM Emerging Market Fund                               56,000                   22,000
                                                                  ------                ---------

                 Total Investment in Mutual Funds             16,534,000               13,644,000


     Participant Loans                                           268,000                  355,000
                                                           -------------            -------------

         Total Assets                                         21,407,000               18,265,000


     LIABILITIES

     Fees payable (Note 6)                                             -                        -
                                                           -------------             ------------

     Net assets available for plan benefits                $  21,407,000            $  18,265,000
                                                              ==========               ==========

     See accompanying notes to the financial statements.

                                  COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN


         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                  Years Ended December 31, 1998, 1997 and 1996


                                                        1998                    1997                    1996
                                                        ----                    ----                    ----

     Net assets available for plan benefits,
       beginning of year                            $   18,265,000       $    15,615,000          $  12,274,000
                                                        ----------            ----------             ----------

     Additions:
       Contributions:
         Employer                                          828,000               602,000                526,000
         Employee                                        1,841,000             1,569,000              1,326,000

        Rollovers                                          246,000                96,000              1,100,000
       Interest and dividends                              218,000               127,000                215,000
       Realized and unrealized appreciation
           of investments                                2,356,000             2,445,000              1,732,000
                                                        ----------            ----------             ----------

           Total additions                               5,489,000             4,839,000              4,899,000
                                                        ----------            ----------             ----------

     Deductions:
       Plan distributions                                2,241,000             2,082,000              1,441,000
       Realized and unrealized depreciation
          of investments                                    20,000                12,000                 38,000
       Administrative expenses (Note 6)                     86,000                95,000                 79,000
                                                        ----------            ----------             ----------

       Total deductions                                  2,347,000             2,189,000              1,558,000
                                                        ----------            ----------             ----------

     Net assets available for plan benefits,
           end of year                              $   21,407,000         $   18,265,000         $  15,615,000
                                                     =============          =============          ============


     See accompanying notes to the financial statements.


                                  COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996

     1.  Description of the Plan

     The following  description of the COMARCO, Inc. Savings and Retirement Plan
     (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

          General. The Plan is a defined contribution plan covering substantially all full-time employees of COMARCO, Inc. ("the Company" or "the Plan Sponsor") who have three months of service and are age 18 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          Contributions. Employee contributions to the Plan may range from 1% to 15% of eligible earnings and the Company contributes 100% of the first 3% of earnings that a participant contributes to the Plan with two exceptions. At one location, the Company match is 5%. Employees at another location are permitted to contribute up to 20% with no Company match. All forfeitures of terminated participants' non-vested accounts are used to offset Plan expenses. In addition, the Company may, at its discretion, make an additional contribution each year to the Plan.

          Participant Accounts. Each participant's account is credited with the participant's contribution and the Company's matching contribution plus Plan earnings less Plan expenses not paid by the Company. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. At December 31, 1998 and 1997, 717 and 709 participants, respectively, had assets in the Plan.

          Loans. Effective January 1, 1995, the Plan permits participants to obtain loans from their account balances, subject to certain IRS limitations. The loans are repaid over fixed time periods.

          Vesting. Participants are vested at all times in their voluntary contributions and, in certain circumstances, the matching Company contributions plus actual earnings thereon. Company contributions generally vest over a 7 year graded vesting schedule. Exceptions to this graded vesting are the Company contributions which are invested in the Company's Stock-100 Fund, which are immediately 100% vested. (The Stock 100 Fund is no longer an investment option for the participants).

          Payment of Benefits. On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, annual installments, or monthly annuity payments. Participants with accrued benefits greater than $5,000 may elect to delay receiving benefits until reaching age 65.

          Investment Options. Participant contributions to the Plan are made to one of the eight investment options (Stable Value, Long Term Bond, Small Cap Growth, Large Cap Growth, Large Cap Value, International, Emerging Markets or Company Stock) as designated by the participant. All investment options other than COMARCO shares are provided through the Smith Barney TRAK program, and consist of fund shares.


     2.  Significant Accounting Policies

                Basis of Accounting - The Plan prepares its financial statements on the accrual basis of accounting.

                Payment of Benefits - Benefits are recorded when paid.

                Investment Valuation and Income Recognition - The Plan's investments are stated at fair value in the accompanying statements of net assets available for plan benefits except for its investment in investment contracts, which are valued at their respective contract values. Fair value is determined based on quoted market prices. The difference between cost and fair value of investments is recognized as a realized gain or loss at the date of disposition using the first-in, first-out method. Purchases and dispositions are recorded on a trade-date basis.

                Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     3.  Investments

     All amounts  contributed  to the Plan have been  deposited with the Funding
     Agent, SBS Trust. The following table presents the fair values of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.



                                                          December 31, 1998                       December 31, 1997
                                                          -----------------                       -----------------
     Identity of Party and                        Shares or              Carrying       Shares or               Carrying
     Description of Asset                         Principal Amount       Amount         Principal Amount        Amount
     ---------------------                        ----------------       --------       ----------------        --------
     Cash and Cash Equivalents:
     SBS Short Term Investment Fund                                   $ 116,000                                 $    19,000



     Mutual Funds:

         CGCM Small Cap Growth Fund                    176,000        2,972,000               155,000             2,623,000
         CGCM Large Cap Growth Fund                    177,000        3,993,000               162,000             2,760,000
         CGCM Large Cap Value Fund                     249,000        3,249,000               288,000             3,031,000
         CGCM International Fund                       131,000        1,506,000               126,000             1,258,000
         CGCM Long Term Bond                           114,000        1,002,000               115,000             1,006,000
         CGCM Stable Value Fund                        354,000        3,756,000               295,000             2,944,000
         CGCM Emerging Market Fund                      11,000           56,000                 3,000                22,000
                                                                         ------                                      ------

                      Total Mutual Funds                             16,534,000                                  13,644,000
                                                                     ----------                                  ----------

     Participant Loans                                                  268,000                                     355,000

     COMARCO common stock                              187,000        4,489,000               193,000             4,247,000
                                                                      ---------                                   ---------

                   Total Investments                               $ 21,407,000                                 $18,265,000
                                                                     ==========                                  ==========


4.   Investment Contracts

     The Stable Value option is a blend of individual investment contracts (purchased by COMARCO and which all matured in 1997) and the Consulting Group Capital Markets (CGCM) Stable Value Fund. The contracts are included in the financial statements at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less administrative expenses. Investment contracts in the Stable Value Fund are considered fully benefit responsive as they provide reasonable access to the fund by the Plan's participants with a liquidity guarantee. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate were 6.3% and 5.1% for the years ended December 31, 1998 and 1997, respectively. The crediting interest rate is based upon an agreed upon formula with the issuer.

5.  Changes in Net Assets by Investment Program


    The changes in net assets by investment program for the years ended December 31, 1996, 1997, and 1998 are as follows:

                                               Stable Value        Stock                       Long Term        Large Cap
                                                   Fund             Fund      International       Bond           Growth
                                              ----------------------------------------------------------------------------
Net assets available for plan benefits
   January 1, 1996                            $2,842,000       $2,717,000        $952,000       $893,000        $1,275,000


Additions:
   Contributions:
     Employer                                    $84,000          $63,000         $82,000        $39,000          $112,000

     Employee                                   $174,000          $99,000        $183,000        $83,000          $256,000

     Rollovers                                   $11,000       $1,066,000         $16,000         $1,000            $2,000

   Interest and dividends                        $53,000               $0         $15,000        $53,000           $11,000

   Realized and unrealized appreciation         $125,000         $622,000         $39,000             $0          $300,000
      of investments
                                                --------------------------------------------------------------------------

Subtotal                                        $447,000       $1,850,000        $335,000       $176,000          $681,000
                                                --------------------------------------------------------------------------

Transfer between funds                          $207,000        ($606,000)        $59,000      ($205,000)         $131,000

Deductions:
   Plan distributions                           $407,000         $241,000        $103,000        $46,000          $117,000
   Realized and unrealized depreciation
      of investments                                  $0               $0              $0        $38,000                $0
   Administrative expenses                       $10,000               $0          $5,000         $4,000            $7,000
                                                --------------------------------------------------------------------------

Subtotal                                        $417,000         $241,000        $108,000        $88,000          $124,000
                                                --------------------------------------------------------------------------

Net assets available for plan benefits
    December 31, 1996                         $3,079,000       $3,720,000      $1,238,000       $776,000        $1,963,000
                                              ============================================================================

5.  Changes in Net Assets by Investment Program (table continued)



                                                 Large Cap       Small Cap       Participant      Holding/
                                                   Value           Growth           Notes          Other            Total
                                              -------------------------------------------------------------------------------
Net assets available for plan benefits
   January 1, 1996                               $1,652,000       $1,490,000        $218,000       $235,000       $12,274,000


Additions:
   Contributions:
     Employer                                       $88,000         $156,000              $0       ($98,000)         $526,000

     Employee                                      $210,000         $354,000              $0       ($33,000)       $1,326,000

     Rollovers                                       $1,000           $3,000              $0             $0        $1,100,000

   Interest and dividends                           $61,000               $0         $22,000             $0          $215,000

   Realized and unrealized appreciation            $319,000         $325,000              $0         $2,000        $1,732,000
      of investments
                                                 ----------------------------------------------------------------------------

Subtotal                                           $679,000         $838,000         $22,000      ($129,000)       $4,899,000
                                                 ----------------------------------------------------------------------------

Transfer between funds                             $112,000         $158,000         $88,000        $56,000                $0

Deductions:
   Plan distributions                              $131,000         $282,000         $14,000       $100,000        $1,441,000
   Realized and unrealized depreciation
      of investments                                     $0               $0              $0             $0           $38,000
   Administrative expenses                           $9,000           $9,000              $0        $35,000           $79,000
                                                 ----------------------------------------------------------------------------

Subtotal                                           $140,000         $291,000         $14,000       $135,000        $1,558,000
                                                 ----------------------------------------------------------------------------


Net assets available for plan benefits
    December 31, 1996                            $2,303,000       $2,195,000        $314,000        $27,000       $15,615,000
                                                 ============================================================================



                                                   Stable Value     Stock                       Emerging    Long Term    Large Cap
                                                       Fund         Fund       International    Markets       Bond         Growth
                                                  ---------------------------------------------------------------------------------
   Net assets available for plan benefits
      January 1, 1997                             $3,079,000      $3,720,000     $1,238,000           $0     $776,000    $1,963,000


   Additions:
      Contributions:
        Employer                                     $72,000         $83,000        $65,000       $1,000      $32,000      $120,000

        Employee                                    $180,000        $151,000       $160,000       $3,000      $82,000      $324,000

        Rollovers                                     $6,000         $14,000         $2,000           $0       $3,000       $31,000

      Interest and dividends                         $42,000              $0             $0           $0      $54,000            $0

      Realized and unrealized appreciation          $162,000        $720,000             $0           $0      $57,000      $578,000
         of investments
                                                  ---------------------------------------------------------------------------------

    Subtotal                                        $462,000        $968,000       $227,000       $4,000     $228,000    $1,053,000
                                                  ---------------------------------------------------------------------------------

    Transfer between funds                          $208,000        ($66,000)      ($72,000)     $24,000      $33,000      ($61,000)

    Deductions:
       Plan distributions                           $780,000        $370,000       $121,000           $0      $26,000      $180,000
       Realized and unrealized depreciation
          of investments                                  $0              $0         $5,000       $6,000           $0            $0
       Administrative expenses                       $25,000          $5,000         $9,000           $0       $5,000       $16,000
                                                  ---------------------------------------------------------------------------------

    Subtotal                                        $805,000        $375,000       $135,000       $6,000      $31,000      $196,000
                                                  ---------------------------------------------------------------------------------


   Net assets available for plan benefits
       December 31, 1997                          $2,944,000      $4,247,000     $1,258,000      $22,000   $1,006,000    $2,759,000
                                                  =================================================================================

  5.  Changes in Net Assets by Investment Program (table continued)


                                                     Large Cap       Small Cap     Participant     Holding/
                                                       Value          Growth          Notes         Other           Total
                                                  ---------------------------------------------------------------------------
   Net assets available for plan benefits
      January 1, 1997                                $2,303,000      $2,195,000       $314,000      $27,000       $15,615,000


   Additions:
      Contributions:
        Employer                                        $90,000        $151,000             $0     ($12,000)         $602,000

        Employee                                       $266,000        $402,000             $0       $1,000        $1,569,000

        Rollovers                                       $24,000         $16,000             $0           $0           $96,000

      Interest and dividends                                 $0              $0        $28,000       $3,000          $127,000

      Realized and unrealized appreciation             $704,000        $224,000             $0           $0        $2,445,000
         of investments
                                                     ------------------------------------------------------------------------

    Subtotal                                         $1,084,000        $793,000        $28,000      ($8,000)       $4,839,000
                                                     ------------------------------------------------------------------------

    Transfer between funds                             ($12,000)      ($129,000)       $80,000      ($5,000)               $0

    Deductions:
       Plan distributions                              $329,000        $216,000        $67,000      ($7,000)       $2,082,000
       Realized and unrealized depreciation
          of investments                                     $0              $0             $0       $1,000           $12,000
       Administrative expenses                          $15,000         $20,000             $0           $0           $95,000
                                                     ------------------------------------------------------------------------

    Subtotal                                           $344,000        $236,000        $67,000      ($6,000)       $2,189,000
                                                     ------------------------------------------------------------------------


   Net assets available for plan benefits
       December 31, 1997                             $3,031,000      $2,623,000       $355,000      $20,000       $18,265,000
                                                     ========================================================================


                                                  Stable Value      Stock                        Emerging   Long Term    Large Cap
                                                      Fund          Fund       International     Markets    Bond         Growth
                                                -----------------------------------------------------------------------------------
Net assets available for plan benefits
   January 1, 1998                              $2,944,000      $4,247,000      $1,258,000       $22,000    $1,006,000   $2,759,000


Additions:
   Contributions:
     Employer                                      $84,000        $121,000         $78,000       $10,000       $37,000     $174,000

     Employee                                     $195,000        $206,000        $161,000       $25,000       $88,000     $399,000

     Rollovers                                      $4,000         $30,000          $1,000        $1,000       $71,000      $74,000

   Interest and dividends                               $0              $0         $42,000        $1,000       $58,000      $18,000

   Realized and unrealized appreciation           $243,000        $363,000        $262,000            $0       $37,000   $1,062,000
      of investments
                                                -----------------------------------------------------------------------------------

 Subtotal                                         $526,000        $720,000        $544,000       $37,000      $291,000   $1,727,000
                                                -----------------------------------------------------------------------------------

Transfer between funds                            $735,000       ($101,000)      ($193,000)      $16,000       $67,000    ($144,000)

Deductions:
   Plan distributions                             $401,000        $373,000        $102,000            $0      $360,000     $338,000
   Realized and unrealized depreciation
      of investments                                    $0              $0              $0       $19,000            $0           $0
   Administrative expenses                         $48,000          $4,000          $1,000            $0        $2,000      $11,000
                                                -----------------------------------------------------------------------------------

 Subtotal                                         $449,000        $377,000        $103,000       $19,000      $362,000     $349,000
                                                -----------------------------------------------------------------------------------


Net assets available for plan benefits
    December 31, 1998                           $3,756,000      $4,489,000      $1,506,000       $56,000    $1,002,000   $3,993,000
                                                ===================================================================================

 5.  Changes in Net Assets by Investment Program (table continued)


                                                   Large Cap        Small Cap      Participant      Holding/
                                                     Value           Growth           Notes           Other           Total
                                                ------------------------------------------------------------------------------
Net assets available for plan benefits
   January 1, 1998                                 $3,031,000      $2,623,000        $355,000         $20,000      $18,265,000


Additions:
   Contributions:
     Employer                                        $129,000        $195,000              $0              $0         $828,000

     Employee                                        $327,000        $441,000              $0         ($1,000)      $1,841,000

     Rollovers                                        $38,000         $27,000              $0              $0         $246,000

   Interest and dividends                             $63,000              $0         $27,000          $9,000         $218,000

   Realized and unrealized appreciation              $313,000         $76,000              $0              $0       $2,356,000
      of investments
                                                     -------------------------------------------------------------------------

 Subtotal                                            $870,000        $739,000         $27,000          $8,000       $5,489,000
                                                     -------------------------------------------------------------------------

Transfer between funds                              ($321,000)       ($99,000)       ($43,000)        $83,000               $0

Deductions:
   Plan distributions                                $326,000        $276,000         $71,000         ($6,000)      $2,241,000
   Realized and unrealized depreciation
      of investments                                       $0              $0              $0          $1,000          $20,000
   Administrative expenses                             $5,000         $15,000              $0              $0          $86,000
                                                     -------------------------------------------------------------------------

 Subtotal                                            $331,000        $291,000         $71,000         ($5,000)      $2,347,000
                                                     -------------------------------------------------------------------------


Net assets available for plan benefits
    December 31, 1998                              $3,249,000      $2,972,000        $268,000        $116,000      $21,407,000
                                                   ===========================================================================

    6.  Expenses of the Plan

     The Plan provides that all reasonable expenses for custodial costs and fees incurred for the benefit of the Plan are to be paid by the Plan to the extent they are not paid by the Company. Total Plan expenses of approximately $86,000, $95,000, and $79,000 in 1998, 1997 and 1996
     respectively, were paid by the Plan. Plan expenses accrued as of December 31, 1998 and 1997 were $0.

     7.Income Tax Status

     The Internal Revenue Service has determined and informed the Company by letter dated February 9, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRS.

     8.Plan Termination

     The Company intends to continue the plan indefinitely, but reserves the right at any time to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, a participant's fund share shall become 100% vested and shall become payable in accordance with the "payment of benefits" article of the Plan.

                                  COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN
           Item 27a - Schedule of Assets Held for Investment Purposes
                             As of December 31, 1998


    (a)                    (b)                              (c)                                    (d)             (e)
                    Identity of issue,    Description of investment including
                    borrower, lessor      maturity date, rate of interest,                                      Current
                    or similar party      collateral, par or maturity value                      Cost             Value
-------------------------------------------------------------------------------------------------------------------------

     *              SBS TRUST             Short Term Investment Fund                             116,438          116,438

     *              CGCM                  Consulting Group Cap Mkts Fund 114,395 shares          958,844        1,002,098
                                          of Long Term Bond Investments Fund

     *              CGCM                  Consulting Group Cap Mkts Fund 249,152 shares        2,997,817        3,248,947
                                          of Large Cap Value Equity Investments Fund

     *              CGCM                  Consulting Group Cap Mkts Fund 131,396 shares        1,368,827        1,505,803
                                          of  International Equity Investments Fund

     *              CGCM                  Consulting Group Cap Mkts Fund 11,166 shares            75,719           56,054
                                          of  Emerging Market Equity Investments Fund

     *              CGCM                  Consulting Group Cap Mkts Fund 176,826 shares        2,687,184        3,992,740
                                          of Large Cap Growth Equity Investments Fund

     *              CGCM                  Consulting Group Cap Mkts Fund 176,383 shares        2,853,895        2,972,055
                                          of Small Cap Growth Equity Investments Fund

     *              CGCM                  Consulting Group Cap Mkts Fund 353,996 shares        3,415,044        3,755,901
                                          of Stable Value Investments Fund

     *              COMARCO, Inc.         COMARCO, Inc. common stock                           1,767,859        4,488,648
                                          187,027 shares, quote $24.00


     *              Plan Participants     Participant Loans                                      267,775          267,775
                                          COMARCO, Inc.
                                          Various dates and rates of 9% to 10%                ----------       ----------
                                                                                              16,509,402       21,406,459
                                                                                              ==========       ==========

* Party in interest

                                COMARCO, INC.
                           SAVINGS AND RETIREMENT PLAN
                 Item 27d - Schedule of Reportable Transactions
                          Year Ended December 31, 1998


                                                                                                         Cost of Asset
                                                                Purchase     Selling      Cost of       on Transaction     Net Gain
Identity of Party Involved         Description of Asset          Price        Price        Asset             Date         or (Loss)
-----------------------------------------------------------------------------------------------------------------------------------
Purchases:

Smith Barney Trust            RDA Cash Reserve Account          3,950,128     ---         3,950,128       3,950,128        ---
Smith Barney Trust            CGCM Small Cap Growth Fund        1,164,175     ---         1,164,175       1,164,175        ---
Smith Barney Trust            CGCM Large Cap Growth Fund        1,279,445     ---         1,279,445       1,279,445        ---
Smith Barney Trust            CGCM Large Cap Value Fund         1,226,826     ---         1,226,826       1,226,826        ---
Smith Barney Trust            CGCM Stable Value Fund            1,649,763     ---         1,649,763       1,649,763        ---
Smith Barney Trust            RDA Cash Reserve Account           ---         3,833,995    3,833,995       3,833,995        ---
Smith Barney Trust            CGCM Small Cap Growth Fund         ---           817,623      798,757         798,757       18,866
Smith Barney Trust            CGCM Large Cap Growth Fund         ---           983,249      722,988         722,988      260,261
Smith Barney Trust            CGCM Large Cap Value Fund          ---           968,753      804,342         804,342      164,411
Smith Barney Trust            CGCM Stable Value Fund             ---         1,039,527      950,979         950,979       88,548

This schedule of reportable transactions represents a series of transactions involving the same issue during the year ended December 31, 1998, which amounts in the aggregate to more than 5 percent ($913,000) of the fair value of total plan assets as of January 1, 1998.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                     COMARCO, Inc. SAVINGS AND RETIREMENT PLAN


                               BY:
                                     Don M. Bailey
                                     President & Chief Executive Officer
                                     COMARCO, Inc.

DATE:      June 25, 1999